EXHIBIT 12.1

Cheniere Energy Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

	Three months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2018	2017	2017	2016	2015	2014	2013
Earnings:	(unaudited)		(audited)
Pre-tax income (loss) from continuing operations	$335	$47	$490	$(171)	$(319)	$(410)	$(240)
Fixed charges	233	212	906	845	711	583	414
Amortization of capitalized interest	2	2	7	5	5	5	5
Interest capitalized	(47)	(81)	(288)	(484)	(523)	(403)	(233)

Total earnings (loss) available for fixed charges	$523	$180	$1,116	$195	$(126)	$(225)	$(54)

Fixed Charges
Interest expense on indebtedness	$185	$130	$614	$357	$185	$177	$178
Interest capitalized	47	81	288	484	523	403	233
Interest expense on portion of rent	1	1	4	4	3	3	3

Total fixed charges	$233	$212	$906	$845	$711	$583	$414

Ratio of earnings to fixed charges (1)	2.24	—	1.23	—	—	—	—

For purposes of computing these ratios:

(1)	For the purposes of computing these ratios: (i) earnings means pre-tax income from continuing operations before fixed charges and amortization of capitalized interest less capitalized interest and (ii) fixed charges means the sum of interest expensed and capitalized plus the portion of rental expense which we believe represents an interest factor. For the years ended December 31, 2016, 2015, 2014 and 2013, earnings were not adequate to cover fixed charges by $650 million, $837 million, $808 million and $468 million, respectively. For the three months ended March 31, 2017, earnings were not adequate to cover fixed charges by $32 million.